LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

January 24, 2023

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Request for Withdrawal of Amendment to a Registration Statement
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226
To Whom It May Concern:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Funds, listed in Appendix A below, hereby submits this application for withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
241	1/24/23	485BXT	0000894189-23-000392
Post-Effective Amendment No. 241 was filed for the sole purpose of extending the original effective date of Post-Effective Amendment No. 68, previously filed on October 16, 2020. No securities were sold in connection with this Post-Effective Amendment. The Trust is filing this application for withdrawal because the Trust submitted the filing in the incorrect order.
The next filing for the Trust will be Post-Effective Amendment No. 242.
If you have any questions or require further information, please contact Kent Barnes at (414) 550-7433 or kent.barnes@usbank.com.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Secretary

Appendix A

TrueShares Nasdaq 100 Structured Outcome (January) ETF
TrueShares Nasdaq 100 Structured Outcome (April) ETF
TrueShares Nasdaq 100 Structured Outcome (July) ETF
TrueShares Nasdaq 100 Structured Outcome (October) ETF
TrueShares Russell 2000 Structured Outcome (January) ETF
TrueShares Russell 2000 Structured Outcome (April) ETF
TrueShares Russell 2000 Structured Outcome (July) ETF
TrueShares Russell 2000 Structured Outcome (October) ETF